UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-31317

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

São Paulo, S.P., CEP 05429-900,

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

INCORPORATION BY REFERENCE

This report and exhibits shall be deemed to be incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on June 21, 2024 (File No. 333-280420), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished to the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

June 18, 2024	By:	/s/ ANDRE GUSTAVO SALCEDO TEIXEIRA MENDES
		Name:	ANDRE GUSTAVO SALCEDO TEIXEIRA MENDES

		Title:	Chief Executive Officer

	By:	/s/ CATIA CRISTINA TEIXEIRA PEREIRA
		Name:	CATIA CRISTINA TEIXEIRA PEREIRA

		Title:	Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit Number	Document Description
1.1	Form of Underwriting Agreement for Common Shares.

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